UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14040089

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 ROADSIDE DRIVE, SUITE 215
(No. and Street)

AGOURA HILLS (City) CA (State) 91301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN STARK, JR. (818) 735-9868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.D. GOURLEY
(Name – *if individual, state last, first, middle name*)

501 S. FIRST AVENUE, SUITE C (Address) ARCADIA (City) CA (State) 91006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN T. STARK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

See attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. D. Gourley

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

Report on the Financial Statements
We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK MUNICIPAL BROKERS, as of December 31, 2013, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the

circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.E. INVESTMENTS, INC., dba STARK MUNICIPAL BROKERS, as of December 31, 2013 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, and V had been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the Unites States of America. In our opinion, the information in Schedules I, II, III, IV, and V is fairly stated in all material respects in relation to the financial states as a whole.

R. D. Gourley
Arcadia, CA

February 25, 2014

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1 & 4)	$	314,600
Receivable Unsettled Trades (Note 1 & 2)		6,974
Prepaid Expenses		4,333
Prepaid Taxes		600
Total Current Assets		326,507
Investments		
Marketable Securities (Note 5)		11,940
MBIS, LLC		85,000
Furniture and Equipment, at Cost,		73,857
Accumulated Depreciation (Note 1)		(73,857)
Furniture and Equipment (Net)		
Other Assets		
Deposits		4,593
Total Other Assets		4,593
Total Assets	$	428,040

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	41,405
Advances from Officers (Note 12)		42,287
Trade Date Advances SW		15,558
Federal Tax Payable		2,240
CA Franchise Tax Payable		3,134
Total Current Liabilities		104,624
Total Liabilities	$	104,624

STOCKHOLDERS' EQUITY

Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,700 Shares Issued and 1,700 Shares Outstanding		170,000
Retained Earnings		153,416
Total Stockholders' Equity	$	323,416
Total Liabilities and Stockholders' Equity	$	428,040

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue		
Commissions	$	2,591,568
Operating Expenses		
Officers' Compensation		395,000
Registered Representatives' Compensation		1,036,625
Clerical Compensation		122,963
Occupancy and Equipment		325,098
Clearing		128,833
Travel, Entertainment, Meals		163,000
Communications		63,134
Insurance		13,140
Payroll Tax		93,540
Legal & Accounting		39,260
Office Supplies		26,896
Automobile Leases		18,869
Dues and Subscriptions		4,590
Business Promotion		65,224
FINRA/SIPC Dues		31,875
Contributions		2,500
Other Expenses		932
Total Operating Expenses		2,531,479
Income from Operations		60,089
Interest Income		187
Unrealized Gain Marketable Securities (Note 5)		4,443
Total Other Income		4,630
Income Before Income Tax		64,532
Provision for Income Tax (Note 6)		27,726
Net Income	$	36,993
Retained Earnings at The Beginning of the Year		116,423
Retained Earnings at The End of the Year	$	153,416

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Cash Received from Brokers	$ 2,586,792
Interest and Dividends Received	187
Cash Paid to Suppliers and Employees	(2,518,799)
Contributions Paid	(2,500)
Income Taxes Paid	(29,713)
Net cash provided (used) by operating activities	35,967
Net cash provided (used) by investing activities	
Net cash provided (used) by financing activities	
Cash flows from investing activities:	
Payments for purchase of investment	(85,000)
Net cash provided (used) by investing activities	(85,000)
Cash flows from financing activities:	
Proceeds From Issuance of Long-Term Debt	10,000
Issuance of Common Stock	70,000
Net cash provided (used) by financing activities	80,000
Net increase (decrease) in cash and equivalents	30,967
Cash and cash equivalents, beginning of year	283,633
Cash and cash equivalents, end of year	$ 314,600

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Reconciliation of net income to net cash provided by operating activities:	
Net Income/(Loss)	$ 36,993
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized Gain Marketable Securities	(4,443)
(Increase) decrease in Broker Receivable	(4,776)
(Increase) decrease in Prepaid Expenses	1,005
(Increase) decrease in Other Assets	990
Increase (decrease) in Accounts Payable	9,671
Increase (decrease in Advances from Officers	(660)
Increase (decrease) in Accrued Liabilities	(826)
Increase (decrease) in Income Taxes Payable	(1,987)
Total adjustments	(1,026)
Net cash provided (used) by operating activities	$ 35,967

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2013

Paid in Capital		
Common Stock At Beginning of the Year	$ 100,000	
Issuance of 700 Common Shares	70,000	
Total Common Stock		$ 170,000
Retained Earnings At Beginning of the Year	$ 116,423	
Add:		
Net Income	36,993	
Retained Earnings at End of Year		153,416
Total Stockholders' Equity		**$ 323,416**
Net Income per Common Share		$ 21.76

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Agoura, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Revenue Recognition - The Company has recognizes its revenue on a trade date basis. Through their clearing agent, Southwest Securities, Inc., a subsidiary of SWS Group, Inc., the municipal security transactions clear under the trade for trade method as required by the Municipal Securities Rulemaking Board (MSRB) which prohibits partial settlements. This method is in compliance with
the Municipal Securities Rulemaking Board. (Refer to Note 2).

Property, Plant, and Equipment -Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

Income Taxes -The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.

Cash and Cash Equivalents- The Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the company recorded the net Receivable for Unsettled Trades in the amount of $6,974 for the Normal Way trades of December 27th, December 30th, and December 31st.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2013 was $226,009. This exceeded minimum net capital requirements by $76,009.

NOTE 4 – CASH AND CASH EQUIVALENTS

The total of cash and cash equivalents at December 31, 2013 is $314,600. A $217,000 US Treasury bill matures January 2, 2014.

NOTE 5 – INVESTMENTS

The Company holds three hundred shares of the National Association of Security Dealers available for sale, recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital. An unrealized gain in the amount of $4,443 has been recognized in the statement of income and retained earnings for the year ended December 31, 2013.

The Company invested in a newly formed limited liability company, Municipal Bond Information Services, LLC, ("MBIS"). An initial contribution in the amount of $15,000 (fifteen thousand dollars) was made in February 2013 to fund necessary formation expenses. This transaction was funded with ordinary operating capital. A capital contribution in the amount of $70,000 (seventy thousand dollars) was made in July 2013. The Company issued 700 common shares to fund this investment. (Refer to Note- 12).

NOTE 6 – INCOME TAXES

The total provision for income taxes in the amount of $27,726 is comprised of $17,380 current federal income tax, and $10,346 state income tax. There were no material differences requiring a provision for deferred taxes during the year.

The Company files and reports U.S. Federal Income Tax, California Franchise Tax and New Jersey Franchise Tax jurisdictions. Open tax years are for calendar years ended December 31, 2011, 2012 & 2013 for U.S. Federal tax. Open tax years for the States of California and New Jersey are the years ended December 31, 2010 through December 31, 2013.

NOTE 7 – COMMITMENTS

The Company is obligated under the terms of two non-cancellable operating leases. The monthly lease payments are $999.24 and $599.17 with termination dates of August 2013 and August 2014, respectively. The Company is obligated under a sixty-month lease agreement dated September 1, 2013 for its office space in Agoura Hills, CA. The lease agreement for the Company's office space located in Secaucus, NJ terminated January 31, 2013. On July 25, 2013 the Company entered into an agreement to contribute $70,000 into a newly formed limited liability company. ("MBIS". LLC). The Company remitted $35,000 and entered into an agreement to pay the balance of $35,000 at $5,000 per month for seven months. At December 31, 2013 the remaining balance under this commitment was $10,000. (Refer to Note – 11). The total of these commitments over the remaining non-cancellable terms is $275,307 presented as follows:

2014	$ 75,757
2015	$ 60,963
2016	$ 56,966
2017	$ 48,972
2018	$ 32,649

NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. The Company amended this plan effective January 1, 2003. The plan now contains provision for Company profit sharing contributions. The Company did not make any matching contributions nor any profit sharing contributions during the plan year ended December 31, 2013.

NOTE 9 – RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems' that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

NOTE 10 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents – The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Receivables, Advances Payable and Accrued Expenses – The carrying amount of receivable for unsettled trades, advances from officers, and accrued expenses in the balance sheet approximates fair value.

NOTE 11 – SUBSEQUENT EVENTS

As of February 25, 2014 it is confirmed that the Company made final payment under its obligation on the payable to Triangle Park for the MBIS, LLC investment. A draft of the 2013 schedule K-1 – Partner's Share of Income, Deductions, Credits, etc was received on February 24, 2014. The Draft K-1 reports a loss of $33,575 and capital of $26,425. Management is inquiring as to the reported amounts. (Refer to Note 5).

NOTE 12 – RELATED PARTIES

The related parties to the company are shareholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the company credit card. Transactions are charged to an advance account and to be repaid annually. The amount due to Mr. Stark at December 31, 2013 was $42,327.

July 25, 2013 the Company issued 700 (seven hundred) common shares at par of $100 (one hundred dollars). The newly issued shares were purchased by the officers of the Company. The issuance of common shares was declared by the Board of Directors. The Board of Director authorized the investment in Municipal Bond Information Services, LLC. (Refer to Note – 5).

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE I
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Capital		
Total Stockholders' Equity	$ 323,416	
Total Capital		$ 323,416
Less:		
Non-Allowable Assets	94,526	
		94,526
Net Capital Before Haircuts		228,890
Haircuts on Securities		
Banker's acceptances, certificates of deposit and commercial paper	5	
US Government Obligations	1,085	
Stocks and Warrants	1,791	
Total Haircuts		2,881
Net Capital		$ 226,009
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 76,009

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Total Ownership Equity	
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$ 226,007
Qualified Net Capital Per Audit Report	(226,009)
Difference	$ 2

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

Credits	-0-
Debits	-0-
Total Requirement	-0-
Amount on Deposit in Reserve	-0-
Reserve Requirement Per Unaudited Report	-0-
Difference Unaudited versus Audited Report	-0-

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark Municipal Brokers exempted from "Computation For Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

	NUMBER OF ITEMS	AMOUNT
Customer's fully paid securities and excess margin securities not in the firm's possession or control (for which instructions to reduce to possession or control had been issued as of December 31, 2012 but for which for required action was not taken by the firm within the time frame specified under Rule 15c3-3)	0	0
Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	0	0

Pursuant to rule 15c3-3, pertaining to k(2)(ii), Stark Municipal Brokers is exempted from "Computation for Determination of Reserve Requirement" and "Possession and Control Requirements."

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2013

Subordinated Borrowings	-0-
Current Year Borrowings	-0-
Subordinated Borrowings At the End of the Year	$ -0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

R. D. Gourley

Certified Public Accountants

501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by I.E. Investments, Inc. dba Stark Municipal Brokers and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating I.E. Investments, Inc. dba Stark Municipal Brokers compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). I.E. Investments, Inc. dba Stark Municipal Brokers management is responsible for I.E. Investments, Inc. dba Stark Municipal Brokers compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Noted that no adjustments were reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. Noted no overpayment was applied to the current assessment on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than these specified parties.

R. D. Gourley

Arcadia, CA
February 25, 2014

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SUPPLEMENTAL SIPC REPORT RULE 17a-5(e)(4)
SCHEDULE OF ASSESSMENT PAYMENTS
DECEMBER 31, 2013

PAYEE:	DATE	AMOUNT
SIPC	08/01/13	$3,108.00
SIPC	02/01/14	$3,060.00
	TOTAL 2013 ASSESSMENT REMITTANCES	$6,168.00

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041598 FINRA DEC
I E INVESTMENTS INC 18*18
STARK MUNICIPAL BROKERS
28632 ROADSIDE DR STE 215
AGOURA CA 91301-6092

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,168

B. Less payment made with SIPC-6 filed (exclude interest) (3,108)
July 25, 2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,060

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,060

H. Overpayment carried forward $( )

pd 2-1-14
ck #5002

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stark Municipal Brokers
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 30th day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,596,139.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	128,833
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	128,833
2d. SIPC Net Operating Revenues	$ 2,467,306
2e. General Assessment @ .0025	$ 6,168
	(to page 1, line 2.A.)

R. D. Gourley
Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@rdgourley.com
WebSite: rdgourley.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

In planning and performing our audit of the financial statements of I.E. Investments, Inc. dba Stark Municipal Brokers as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

I. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

II. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R.D. Gourley

Arcadia, CA
February 25, 2014

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 20 14 by Stephen T. Stark, Jr., proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

(Notary seal)

BAHRAM EFTEKHARI
COMM. #1974848
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires April 20, 2016

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation of
(Title or description of attached document)

Stephen T. Stark, Jr.
(Title or description of attached document continued)

Number of Pages 1 Document Date N/A

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

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